UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                        REPORT FOR PERIOD
CSW International, Inc.                                   April 1, 2002  to
CSW Energy, Inc.                                              June 30, 2002
Columbus, Ohio  43215



File No.  070-8423                                      PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2)  Information about the amount, type, and terms of securities
     (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person.
     See Exhibit B.

(3)  A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date. See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.



                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 29th day of August, 2002.

                                             CSW International, Inc.


                                                  /s/   Armando Pena
                                                --------------------
                                                        Armando Pena
                                                           Treasurer


                                               CSW International, Inc.                                       Exhibit A
                                            Investments in Project Parents
                                         For the Quarter Ended June 30, 2002
                                                     (thousands)


                                     Project               Wholly Owned
           Facility                  Parent               Subsidiary Of                 Description           Investment
-------------------------------   --------------      -----------------------------  -------------------------  -------------

Empresa de Electricidade           CSW Vale, LLC      CSW International, Inc.         Amortization of               $ 75
Vale de Paranapeanema S.A.                                  (Cayman)                 Development Costs

Southcoast Project                  CSWI Europe     CSW International Two, Inc.      Project Investment            5,060


                                                                                               Exhibit B
                                           CSW International, Inc.
                                          Non-recourse Indebtedness
                                                June 30, 2002
                                                 (thousands)


                           Initial                                              Inflation
        Type                Term                Rate             Maturity      Adjustment          Amount
----------------------  --------------  ----------------------  ------------  --------------   ---------------
Eurobond                     10 years                  8.500%          2005       None          100,000 pounds
Eurobond                     10 years                  8.875%          2006       None          100,000 pounds
Yankee Bond                  10 years                  8.750%          2006       None          129,116 pounds
Fixed Rate Loan               7 years                  8.250%          2003       None          400,000 pounds
Loan Notes                    7 years                  5.180%          2002       None            9,070 pounds
Revolver                      5 years         LIBOR plus 0.5%          2002       None          232,000 pounds



                                                                     Exhibit C

                              CSW International, Inc.
                            Consolidated Balance Sheet
                                 June 30, 2002
                                  (Unaudited)
                                    ($000's)

ASSETS

Fixed Assets                                                             3,778
        Less - Accumulated depreciation                                 (1,571)
                                                               ----------------
              Total Fixed Assets                                         2,207

Current Assets
        Cash and cash equivalents                                        1,160
        Accounts receivable                                              2,870
        Deferred Tax Asset                                              16,913
                                                               ----------------
              Total Current Assets                                      20,943

Other Assets
        Assets held for sale                                         2,751,054
        Equity investments and other                                   264,209
                                                               ----------------
              Total Other Assets                                     3,015,263

              Total Assets                                         $ 3,038,413
                                                               ================

CAPITALIZATION AND LIABILITIES
Capitalization
        Common stock                                                       $ 1
        Paid-in capital                                                829,000
        Retained earnings                                              175,040
        Foreign currency translation                                   (24,513)
                                                               ----------------
                                                                       979,528

        Liabilities held for sale                                    1,956,108

Current Liabilities
        Accounts payable                                                   390
        Advances from affiliates                                        94,874
                                                               ----------------
                                                                        95,264

Deferred Credits                                                         7,513

              Total Capitalization and Liabilities                 $ 3,038,413
                                                               ================

                                                            Exhibit D

                CSW International, Inc.
                  Statement of Income
          For the Quarter Ended June 30, 2002
                      (Unaudited)
                       ($000's)



Operating Revenues - Equity Losses                           $ (3,405)

Operating Expenses
   General and administrative                                     357
   Depreciation and amortization                                  (38)
                                                        --------------
                                                                  319
                                                        --------------
Operating Income                                               (3,724)
                                                        --------------

Other Income and (Deductions)
   Unrealized gain on derivatives                               2,461
   Interest income                                                400
   Interest expense                                              (437)
                                                        --------------
                                                                2,424
                                                        --------------
Income Before Income Taxes                                     (1,300)
                                                        --------------

Provision for Income Taxes                                          4
                                                        --------------

Net Income (Loss) before Discontinued Operations             $ (1,304)
                                                        ==============

Discontinued Operations                                         3,226

Net Income                                                    $ 1,922

                                                        ==============

                                                                Exhibit E

                          CSW International, Inc.
                     Intercompany Service Transactions
                    For the Quarter Ended June 30, 2002
                                (Unaudited)



1. Effective second quarter 2002, changes in reporting systems resulted in all services provided being reported through AEP Service Corporation. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by affiliate and associate companies of CSW International Inc. and American Electric Power Company.

     Salaries and wages of personnel providing services to CSW
     International, Inc.                                            $ 57,161

2.   Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

     Turkey Bid Bond                                               $ 520,000